CALVERT SAGE FUND
ADMINISTRATIVE SERVICES AGREEMENT

ADDENDUM TO SCHEDULE A

The Fund below is entitled to receive administrative services from Calvert Investment Administrative Services, Inc. ("CIAS") under the Administrative Services Agreement dated December 12, 2008, and will pay annual fees to CIAS as follows pursuant to the Agreement.

Calvert Global Value Fund

Class I	0.10%

Calvert Global Equity Income Fund

Class I	0.10%

For its services under this Administrative Services Agreement, CIAS is entitled to receive the fee indicated above based on average net assets. The liability to pay for services under the Agreement arises at the time a Series or Class commences operations, absent waivers.

CALVERT SAGE FUND

BY: /s/ Ivy Wafford Duke
Ivy Wafford Duke
Vice President and Secretary

CALVERT INVESTMENT ADMINISTRATIVE SERVICES, INC.

BY: /s/ Vicki L. Benjamin
Vicki L. Benjamin
Senior Vice President, Chief Financial Officer and Treasurer

Effective Date: October 1, 2015